Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Stantec Signs Letter of Intent to Acquire South Florida Engineering Firm C3TS
150-person firm extends presence in US South

EDMONTON, AB (November 12, 2012) TSX, NYSE: STN

North American design firm Stantec announced today it has signed a letter of intent to acquire the assets of C3TS, a Florida engineering and design firm with 150 employees. The move will establish a strong presence for Stantec on Florida’s Atlantic coast, bringing total staff in the state to more than 350 in 12 offices.

In addition to its Miami-Dade County headquarters in Coral Gables, C3TS has offices in Fort Lauderdale, Boca Raton, West Palm Beach, and Orlando. Established in 1988, C3TS provides transportation and civil engineering, architecture, and environmental engineering services to major transportation agencies, municipalities, and education institutions across the state.

C3TS has significant experience in the alternate project delivery models for major capital projects, a growing practice among transportation agencies. For example, members of C3TS’ staff have had lead roles in design of complex highway, interchange, and bridge design/build projects, representing more than $2 billion in construction and relieving congestion areas along I-95, I-75, and US-1, among others.

“A strong presence in the US South is important to Stantec’s growth strategy,” says Bob Gomes, Stantec president and CEO. “C3TS significantly enhances our reach in this area and their experience in solving transportation challenges in highly populated areas, under new project delivery methods, will be a valuable enhancement to our service offerings.”

C3TS President Robert Carballo noted, “We are thrilled to be joining Stantec, a well-established North American firm. This will provide new opportunities for our talented staff to work on more diverse projects and enable us to bring a much broader range of services and solutions to our existing clients.”

The firm’s capabilities augment Stantec’s multidiscipline engineering and environmental services in Florida and the southeast United States. Key clients for C3TS include the Florida Department of Transportation, Florida Turnpike Enterprise, Miami-Dade Expressway Authority, Orlando/Orange County Expressway Authority, Miami-Dade County, Florida International University, and the cities of Miami, Coral Gables, Palm Beach, and Fort Lauderdale.

Stantec currently has more than 200 employees in Florida in seven offices. The transaction is expected to close at the end of November.

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Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 12,000 employees operating out of more than 190 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN. www.stantec.com.

Cautionary note regarding forward-looking statements
This press release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this press release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact
Marti Mueller
Stantec Media Relations
Ph: (585) 319-3052
Cell: (585) 766-8689
marti.mueller@stantec.com

Investor Contact
Crystal Verbeek
Stantec Investor Relations
Ph: (780) 969-3349
crystal.verbeek@stantec.com

C3TS Contact
Ramon Castella
Principal
Ph: (305) 445-2900 ext.2235
rcastella@c3ts.com

One Team. Integrated Solutions.